UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Company"), complementing the Material Facts disclosed on September 18, 2014 and March 26, 2015, informs its shareholders and the market in general that, on this date, was completed the transaction for the exchange of shares ("Swap") between Telefónica and Société d'Investissements et de Gestion 108 SAS ("FrHolding108"), a company controlled by Vivendi S.A., through which FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company's capital stock, being 68,597,306 common shares representing 12% of such class of shares and 8,059,253 preferred shares representing 0.72% such class of shares issued by the Company, in exchange for 1,110,000,000 shares representing 8.2% of the common shares of Telecom Italia, S.p.A., previously held by Telco TE, S.p.A., a subsidiary of Telefónica.

In virtue of the Swap transaction effected, the Company's corporate structure after the Swap transaction became to be as follows:

Shareholders	Common	%	Preferred	%	Total	%
Controlling Group	540,033,264	94.47%	645,807,855	57.70%	1,185,841,119	70.13%
Minority Shareholders	31,610,953	5.53%	473,532,851	42.30%	505,143,804	29.87%
FrHolding108	0	0.00%	126,261,632	11.28%	126,261,632	7.47%
Other minority shareholders	31,610,953	5.53%	347,271,219	31.02%	378,882,172	22.40%
Total of shares	571,644,217	100%	1,119,340,706	100%	1,690,984,923	100%

As previously announced, the Swap transaction was approved by Agência Nacional de Telecomunicações - ANATEL at meetings held on December 22, 2014 and March 12, 2015, as Judgements No. 429/2014-CD and No. 87/2015-CD, respectively, and by Conselho Administrativo de Defesa Econômica – CADE’s Court, at its 61st ordinary session of trial, held on March 25, 2015.

The Investor Relations Office remains available to shareholders to clarify any issues related to the object of this Notice, through the telephone +55 11 3430-3687 or through the ir.br@telefonica.com e-mail.

São Paulo, June 24, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 24, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director